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VIA EDGAR AND ELECTRONIC MAIL
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Stephen Krikorian Laura Veator Jan Woo Matthew Derby

Re:	Duolingo, Inc. Registration Statement on Form S-1 Filed on June 28, 2021 File No. 333-257483
Ladies and Gentlemen:
On behalf of our client, Duolingo, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission by letter, dated July 14, 2021 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1, as filed on June 28, 2021 (the “Registration Statement”).
We are concurrently filing an amended Registration Statement on Form S-1 (the “Amended Registration Statement”). The Amended Registration Statement has been revised to reflect the Company’s responses to the Comment Letter as well as certain other changes. For your convenience, we are providing by electronic mail a courtesy package that includes copies of the Amended Registration Statement, including copies which have been marked to show changes from the Registration Statement, as well as copy of this letter.

July 19, 2021 Page 2
For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type followed by the Company’s responses thereto.
Selected Consolidated Financial and Other Data
Consolidated Statements of Operations Data, page 75
1.    Notes (b) and (c) to your computation of pro forma basic and diluted net loss per share indicate that you adjusted the denominator to reflect the conversion of stock options. Please clarify what you mean by “conversion” and how these awards convert to common shares other than by exercise by the holder. In this regard, your disclosures on page F-23 and F-37 do not include any conversion terms relating to your stock options. If the awards have not been exercised and will not be outstanding shares as a result of the offering, please clarify why you have included them in your pro forma weighted average shares outstanding.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that none of the Company's stock option awards include conversion terms and all awards will only convert into shares of common stock by exercise of the holder. The Company has revised pages 19, 78 and 79 of the Amended Registration Statement to remove vested but unexercised stock options from the denominator, as the shares underlying such awards will not be immediately outstanding as a result of the offering.
Unaudited Condensed Consolidated Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
13. Subsequent Events, page F-40
2.    Please include disclosure of the number of RSUs and stock options that you granted subsequent to March 31, 2021, the associated compensation expense, and the period over which it will be recognized. Please also include this disclosure in your Selected Consolidated Financial and Other Data on page 75.
Response: In response to the Staff’s comment, the Company has revised pages 78 and F-40 of the Amended Registration Statement.
* * *

July 19, 2021 Page 3
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by email at benjamin.potter@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter of LATHAM & WATKINS LLP

cc:
Luis von Ahn, Duolingo, Inc.
Matthew Skaruppa, Duolingo, Inc.
Stephen Chen, Duolingo, Inc.
Tad Freese, Latham & Watkins LLP
Alison Haggerty, Latham & Watkins LLP
Ryan Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP
Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP